SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                              _________________
                                 SCHEDULE 13D

                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)
                            (AMENDMENT NO. ____ )*


                          LAIDLAW INTERNATIONAL, INC.
_______________________________________________________________________________
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
_______________________________________________________________________________
                        (Title of Class of Securities)


                                  50730R 10 2
_______________________________________________________________________________
                                (CUSIP Number)


                             James K. Lehman, Esq.
             Senior Vice President, General Counsel and Secretary
                              Safety-Kleen Corp.
                               5400 Legacy Drive
                            Cluster II, Building 3
                              Plano, Texas 75024
                          Telephone: (972) 265-2000
_______________________________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   Copy to:
                            William R. Kunkel, Esq.
                Skadden, Arps, Slate, Meagher & Flom (Illinois)
                             333 West Wacker Drive
                            Chicago, Illinois 60606
                           Telephone: (312) 407-0700

                                 July 21, 2003
_______________________________________________________________________________
            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

                        (Continued on following pages)
                              (Page 1 of 6 Pages)

--------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO.   50730R 10 2            13D                   PAGE  2  OF  6 PAGES
-------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) SAFETY-KLEEN CORP. (I.R.S. IDENTIFICATION NO. 51-0228924)

-------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|
                                                             (b) |_|
-------------------------------------------------------------------------------

    3       SEC USE ONLY

-------------------------------------------------------------------------------

    4       SOURCE OF FUNDS
            OO

-------------------------------------------------------------------------------

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    |X|
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

-------------------------------------------------------------------------------

NUMBER OF                  7    SOLE VOTING POWER
 SHARES
BENEFICIALLY                    5,769,036*
OWNED BY                 ------------------------------------------------------
  EACH                     8    SHARED VOTING POWER
REPORTING
 PERSON                         0
  WITH                   ------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER

                                5,769,036*
                         ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                0

-------------------------------------------------------------------------------

   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,769,036*

-------------------------------------------------------------------------------

   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                     |_|

-------------------------------------------------------------------------------

   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.6%**

-------------------------------------------------------------------------------

   14       TYPE OF REPORTING PERSON
            CO

-------------------------------------------------------------------------------

* On July 21, 2003, Safety-Kleen Corp. ("SKC") acquired beneficial ownership of 4,569,036 shares of common stock of Laidlaw International, Inc. (the "Company"). Subject to U.S. Bankruptcy Court approval, SKC anticipates acquiring approximately 1,200,000 additional shares of the Company's common stock. As a result, SKCs total anticipated beneficial ownership is reported herein.

** The calculation of the foregoing percentage is based on the number of shares of the Company's common stock outstanding as of July 7, 2003 as set forth in the Company's Form 10-Q filed with the Securities and Exchange Commission on July 15, 2003 and reflects SKCs total beneficial ownership of 4,569,036 shares (or 4.4%) acquired on July 21, 2003 and approximately 1,200,000 (or 1.2%) additional shares SKC anticipates acquiring.


ITEM 1. SECURITY AND ISSUER.

         This statement relates to shares of the common stock, par value $.01 per share (the "Shares"), of Laidlaw International, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 55 Shuman Boulevard, Suite 400, Naperville, Illinois 60563. The telephone number of the Company is (630) 848-3000.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) - (c), (f) The person filing this statement is Safety-Kleen Corp. ("SKC"), a Delaware corporation.

         SKC is a Delaware corporation with its principal offices located at 5400 Legacy Drive, Cluster II, Building 3, Plano, Texas 75024. The telephone number of SKC is (972) 265-2000. SKC provides a range of services designed to collect, transport, process, recycle or dispose of hazardous and non-hazardous industrial and commercial waste streams. SKC is currently reorganizing under Chapter 11 of the Bankruptcy Code.

         The names, citizenship, business addresses, present principal occupation or employment, and the name and principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of SKC are as set forth in Annex I hereto and incorporated herein by this reference.

         (d) - (e) Except as otherwise disclosed herein, neither SKC, nor, to its knowledge, any person listed in Annex I has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         As previously reported in its filings with the Securities and Exchange Commission ("SEC"), in connection with SKC's internal investigation of its reported financial results and certain of its accounting policies and practices for the fiscal years 1997, 1998, 1999 and 2000, and a formal investigation thereof by the SEC, SKC consented to the entry of an injunction permanently enjoining SKC, its agents, servants, employees, attorneys-in-fact and all other persons in active concert or participation with them who receive actual notice of the injunction from violating the books and records, reporting and anti-fraud provisions of the Securities Exchange Act of 1934, as amended, and certain rules promulgated thereunder. SKC consented to the injunction without admitting or denying any allegations against it.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On July 21, 2003, 4,569,036 Shares were issued to SKC in connection with the effectiveness of the Third Amended Joint Plan of Reorganization of Laidlaw USA, Inc., the predecessor to the Company, and its Debtor Affiliates (collectively, the "Debtors") under Chapter 11 of the Bankruptcy Code (the "Plan") confirmed by the U.S. Bankruptcy Court of the Western District of New York, and the consummation of the transactions contemplated by the Plan. Under the Plan and pursuant to the terms of a court-approved settlement with respect to the various claims asserted by SKC against the Debtors, SKC obtained an allowed general unsecured claim of $225 million. Pursuant to the Plan, the Company initiated the distribution of the Shares and cash to its creditors, including SKC, in satisfaction, discharge and release of the claims of its creditors. In that initial distribution, SKC received 4,569,036 shares. SKC anticipates receiving, subject to approval by the U.S. Bankruptcy Court, approximately 1,200,000, in the aggregate, additional Shares.

ITEM 4. PURPOSE OF TRANSACTION.

         (a) As described in Item 3 above, SKC anticipates receiving, subject to approval by the U.S. Bankruptcy Court, approximately 1,200,000, in the aggregate, additional Shares. SKC has no present plans to acquire any additional Shares other than those issued in connection with the Plan.

         Pursuant to the terms of the proposed Modified First Amended Joint Plan of Reorganization of Safety-Kleen Corp. and certain of its Direct and Indirect Subsidiaries under Chapter 11 of the Bankruptcy Code ("SKC's Plan") approved by the U.S. Bankruptcy Court for the District of Delaware, SKC would be required to make a distribution to its creditors (the "Laidlaw Distribution") of, at the sole option of SKC, either (a) $29 million in cash (less certain fees) or (b) Shares having a fair market value of $29 million (less certain fees), provided that if the Shares have a fair market value of less than $29 million, such distribution may consist of any combination of Shares and cash. Some or all of the Shares held by SKC may be distributed to its creditors in connection with the Laidlaw Distribution.

         As of July 30, 2003, SKC sold all of the 4,569,036 Shares held by it directly in open market transactions at an average price of $10.40 per Share. The proceeds from such sales may or may not be used, in whole or in part, in the Laidlaw Distribution.

         Furthermore, SKC may determine to distribute the additional Shares it anticipates receiving pursuant to the Plan in the Laidlaw Distribution. In the alternative, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors, SKC may determine to sell some or all of any such additional Shares, the proceeds of which may or may not be used, in whole or in part, in the Laidlaw Distribution.

         (b) - (j) SKC has no plans or proposals that relate to or would result in: an extraordinary corporate transaction involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; a change in the present board of directors or management of the Company; a material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure, changes in the Company's charter or bylaws or other actions that might impede the acquisition of control of the Company by any other person; causing securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; causing securities of the Company to be eligible for termination of registration pursuant to the Act; or any other similar action.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) For the purpose of Rule 13d-3 promulgated under the Act, SKC, by reason of the Company's distribution of Shares on July 21, 2003 and the anticipated distribution of additional Shares, may have been deemed to have sole voting power and/or sole dispositive power with respect to (and therefore beneficially owns) 5,769,036 Shares, representing approximately 5.6% of the outstanding Shares. As a result of the sales of Shares as previously disclosed in Item 4 of this statement, SKC may currently be deemed to beneficially own approximately 1,200,000 Shares, representing approximately 1.2% of the outstanding Shares. Except as set forth in this Item 5, neither SKC nor, to its knowledge, any person listed in Annex I hereto, owns beneficially any Shares. With respect to the voting of the Shares, SKC has the sole power to vote or cause the vote of the Shares in its sole discretion.

         (c) Except as previously disclosed in Item 4 of this statement, which information is hereby incorporated by reference in this Item 5(c), neither SKC nor, to its knowledge, any person listed in Annex I hereto, has engaged in any transaction in any Shares during the 60-day period immediately preceding the date hereof.

        (d) Inapplicable.

        (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth, or incorporated by reference, in Items 3 and 4 of this statement is hereby incorporated by this reference in this Item
6. To SKC's knowledge, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above or listed in Annex I hereto, and between any such persons and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit    Description

    1 Third Amended Joint Plan of Reorganization of Laidlaw USA, Inc. and Its Debtor Affiliates, dated January 23, 2003, as modified on February 25, 2003 and February 27, 2003 (incorporated herein by reference to Exhibits 2.1, 2.2 and 2.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2003).



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 31, 2003

                                      SAFETY-KLEEN CORP.

                                      By:  /s/ Larry W. Singleton
                                           ________________________
                                           Name:  Larry W. Singleton
                                           Title: Executive Vice President
                                                  and Chief Financial Officer




                                                                    ANNEX I

                        INFORMATION CONCERNING EXECUTIVE OFFICERS AND
                               DIRECTORS OF SAFETY-KLEEN CORP.

         The following are the names, present principal occupations, positions or employment and past material occupations, positions or employment for each director and executive officer of SKC for at least the past five years. The current business address of each person is 5400 Legacy Drive, Cluster II, Building 3, Plano, Texas 75024 and the current telephone number of SKC is
(972) 265-2000. Each person is a citizen of the United States.


-------------------------------------------------------------------------------------------
           NAME                                        POSITION
-------------------------------------------------------------------------------------------
Ronald A. Rittenmeyer        Chairman of the Board, Chief Executive Officer and President
---------------------------- --------------------------------------------------------------
Larry W. Singleton           Executive Vice President, Chief Financial Officer and
                             Director
-------------------------------------------------------------------------------------------
Thomas W. Arnst              Executive Vice President, Chief Administrative Officer and
                             Director
-------------------------------------------------------------------------------------------
David M. Sprinkle            Executive Vice President, Operations
-------------------------------------------------------------------------------------------
Bruce E. Roberson            Executive Vice President, Sales & Marketing
-------------------------------------------------------------------------------------------
James K. Lehman              Senior Vice President, General Counsel and Secretary
-------------------------------------------------------------------------------------------
Peter E. Lengyel             Director
-------------------------------------------------------------------------------------------
Kenneth K. Chalmers          Director
-------------------------------------------------------------------------------------------
David W. Wallace             Director
---------------------------- --------------------------------------------------------------

         Mr. Rittenmeyer has been Chairman of the Board, Chief Executive Officer and President of SKC since September 2001. Since December 2002, Mr. Rittenmeyer has served on the Board of Sterling Chemicals, Inc. Since December 2000, Mr. Rittenmeyer has been the Plan Administrator for the post-confirmation estate of AmeriServe Food Distribution, Inc. ("AmeriServe"), a large food distributor business, and its affiliated debtors (collectively, and together with AmeriServe, the "AFD Fund"). From February 2000 through November 2000, he was President and CEO and a member of the Board of AmeriServe, where he led the restructuring of the company which filed for protection under Chapter 11 of the Bankruptcy Code on January 31, 2000. From September 1998 through February 2000, he was Chairman, President and CEO of RailTex, Inc. ("RailTex"), the world's largest shortline railroad holding company. From March 1997 through August 1998, he was President and COO of Ryder TRS, Inc. ("Ryder TRS"), the nation's second largest truck rental company.

         Mr. Singleton, a CPA, has been Executive Vice President and Chief Financial Officer of SKC since November 2001. From July 2000 until November 2001 he was Senior Vice President and Chief Financial Officer of SKC. Mr. Singleton has been a Director of SKC since August 2002. Mr. Singleton is a restructuring advisor who has served in various management and consulting roles to numerous companies during the last eighteen years. From February 2000 through January 2001, Mr. Singleton served as an investment committee member to Revitalizacni Agentura, a.s., a subsidiary of the Czech Republic's national bank, formed to assist the Czech government in restructuring numerous industrial companies. From May 1998 to October 2001, Mr. Singleton was a consultant to minority shareholders of A. Duba & Sons, Inc., a privately owned diversified agribusiness and real estate company. In 1998 and 2000, Mr. Singleton served as an arbitrator in litigation involving contract disputes. From February 1999 to July 2000, Mr. Singleton served as the Executive Vice President of Gulf States Steel, Inc. of Alabama, a fully integrated steel mill, where he assisted with Chapter 11 reorganization efforts, including arranging pre-filing debtor-in-possession financing and developing various business plans. During 1998, Mr. Singleton served as a member of the Board of Directors of Alliance Entertainment Corp., a wholesale distributor of pre-recorded music, where he joined the Board of Directors after the Chapter 11 filing and assisted with reorganization efforts. From 1996 through 1998, Mr. Singleton served as Chief Executive Officer, President and Treasurer of New Energy Corporation of Indiana, an ethanol production facility, where he assisted with the restructuring of the company without a bankruptcy filing.

         Mr. Arnst became Executive Vice President and Chief Administrative Officer of SKC in November 2001. Mr. Arnst has been a Director of SKC since August 2002. Since December 2000 Mr. Arnst has served as Executive Vice President and Chief Administrative Officer of the AFD Fund. From April 2000 to November 2000, he served as Executive Vice President and Chief Administrative Officer of AmeriServe. From December 1998 until February 2000, Mr. Arnst was Senior Vice President, General Counsel and Secretary of RailTex. For more than 2 years prior, Mr. Arnst was Vice President, General Counsel and Secretary of Ryder TRS.

         Mr. Sprinkle became Executive Vice President, Operations of SKC on October 4, 2002. Mr. Sprinkle has been employed by SKC or one of its subsidiaries for more than five years. From November 2001 through October 2002 he was Chief Operating Officer. He was President of the CSD from May 2000 through November 2001. Prior to that time, since October 1997 he served in various capacities, including Senior Vice President of Operations, Senior Vice President of the Eastern Division, Senior Vice President of the Southern Division and Senior Vice President of Sales and Services.

         Mr. Roberson became Executive President, Sales & Marketing of SKC on October 4, 2002. For more than five years prior to October 2002, Mr. Roberson served as a Director of McKinsey & Co., a leading global strategic management consulting firm.

         Mr. Lehman has been Senior Vice President, General Counsel and Secretary of SKC since November 2001. For more than four years prior, Mr. Lehman was a partner at law firm of Nelson Mullins Riley & Scarborough, L.L.P.

         Mr. Lengyel has been a Director of SKC since March 9, 2001 and is a member of the Audit Committee and the Human Resources and Compensation Committee. Since 1998, Mr. Lengyel has been a private investor. For more than one year prior to that, he held Senior Executive positions at Bankers Trust Company, including Managing Director and Partner and Executive Vice President and Partner.

         Mr. Chalmers has been a Director of SKC since May 4, 2000 and is the Chair of the Audit Committee and a member of the Human Resources and Compensation Committee. Since 1997, Mr. Chalmers has been a business consultant and director of various organizations. From 1994 to 1998, he served as a Trustee of First Union Real Estate Equity and Mortgage Investments. He is a member of the Board of Directors of Learning Insights, Inc., a publisher of interactive multimedia training and reference products. From 1997 to 1998, he was a director of Profile Systems, LLC, a provider of wireless data communications services. Since May 2002 he has been a director of Doverdowns Gaming & Entertainment, Inc., and Dover Motorsports, Inc. From 1997 to 2001 he was an Advisory Board Member of Magnify, Inc., and advisor to Paradigm Capital Ltd. Mr. Chalmers also served as a Director of Catholic Health Partners and Chairman of its Finance/Audit Committee from 1995 to 2001. He was Vice Chairman and a member of the Executive Committee of Catholic Health Partners Foundation and a member of the Alumni Advisory Board of the Kellogg Graduate School of Management, Northwestern University.

         Mr. Wallace has been a Director of SKC since March 11, 2001 and is a member of the Audit Committee and the Chair of the Human Resources and Compensation Committee.. From January 1990 until November 1999 he served as the Chairman of the Board and CEO of Lone Star Industries. Currently he is President and a Trustee of the Robert R. Young Foundation and a member of the Board of Governors of The New York Hospital. He is also a member of the Board of Greenwich Hospital.